SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CVR Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

126633205

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel
Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 126633205

1	Names of reporting persons IEP Energy Holding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons American Entertainment Properties Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,552
	8	Shared voting power 3,892,000
	9	Sole dispositive power 55,552
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,947,552
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.4%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Icahn Enterprises Holdings L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,947,552
	9	Sole dispositive power 0
	10	Shared dispositive power 3,947,552
11	Aggregate amount beneficially owned by each reporting person 3,947,552
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.4%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633205

1	Names of reporting persons Icahn Enterprises G.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,947,552
	9	Sole dispositive power 0
	10	Shared dispositive power 3,947,552
11	Aggregate amount beneficially owned by each reporting person 3,947,552
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.4%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Beckton Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,947,552
	9	Sole dispositive power 0
	10	Shared dispositive power 3,947,552
11	Aggregate amount beneficially owned by each reporting person 3,947,552
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.4%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Carl C. Icahn
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,947,552
	9	Sole dispositive power 0
	10	Shared dispositive power 3,947,552
11	Aggregate amount beneficially owned by each reporting person 3,947,552
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.4%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2024, as amended by Amendment No. 1 thereto filed with the Commission on August 19, 2024 (the “Initial 13D”), by IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Carl C. Icahn (the “Reporting Persons”), as well as CVR Partners, LP, CVR Services, LLC, CVR Energy Holdings, Inc., and CVR Energy, Inc., with respect to common units representing limited partner interests (the “Common Units”) of CVR Partners, LP, a Delaware limited partnership (the “Issuer”), is hereby further amended by and for each of the Reporting Persons to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) of this Amendment No. 1 is incorporated by reference to this Item 4. Depending on market conditions and other factors, the Reporting Persons may continue to acquire additional Common Units.

Item 5. Interest in Securities of the Issuer

Items 5 of the Initial 13D is hereby amended and supplemented as follows:

(a) – (b) The percentages set forth on the cover pages are based on 10,569,637 outstanding Common Units as of October 25, 2024, as set forth in the Issuer’s Form 10-Q filed on October 29, 2024. AEP holds 55,552 Common Units. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Common Units.

(c) Schedule A hereto sets forth all transactions with respect to the Common Units by any Reporting Person during the past sixty days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

IEP ENERGY HOLDING LLC

By:	American Entertainment Properties Corp., its sole member
By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner
By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

BECKTON CORP.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 2 – CVR Partners, LP]

Schedule A

Transactions – Past 60 days

Date	Purchaser	Nature of Transaction	Common Units	Price Per Unit
11/6/2024	American Entertainment Properties Corp.	Purchase of Common Units in Open Market	9,382	$68.75
11/7/2024	American Entertainment Properties Corp.	Purchase of Common Units in Open Market	22,260	$69.01
11/8/2024	American Entertainment Properties Corp.	Purchase of Common Units in Open Market	23,910	$68.76